Exhibit 99.1

Satyam’s Q2 revenue up by 42% yoy
To continue global expansion aggressively

•	Revenue at Rs.848.10 crore

•	Net Profit at Rs.188.79 crore, increases by 28% yoy

•	Announces 100% interim dividend

•	Adds 27 new customers, including 5 Fortune Global 500 companies

•	Revenue and EPS guidance for fiscal 2005, sees another revision upwards

•	Global expansion plans cover Hungary and Brazil

Hyderabad, October 20, 2004: — Satyam Computer Services Ltd. (NYSE: SAY) today announced audited results for the quarter ended September 30, 2004 (Q2) and also unveiled plans for expansion in the next quarter, in Brazil and Hungary, as part of their aggressive globalization drive.

Strong Results, Positive Outlook

Revenue from software services at Rs.848.10 crore was up 9.93% sequentially and 41.71% compared to the same quarter last year. The revenue was significantly higher than the guidance of Rs.810 crore. The revenue guidance for the current year is revised upwards and is expected to be in the range of Rs.3415 crore to Rs.3428 crore, indicating an annual growth of 34.37% to 34.88%. The earlier forecast for annual revenue growth was 28.59% to 30.32%.

Net profit, at Rs.188.79 crore, indicates a growth of 8.83% sequentially and 27.92% yoy. EPS for the quarter at Rs.5.95 is higher than the guidance of Rs.5.48.

EPS for the fiscal is expected to be between Rs.22.61 and Rs.22.76 implying a growth rate of 31.45% to 32.33% over fiscal 2004. The earlier forecast for annual EPS growth was 26.22% to 28.26%.

Commenting on the results Mr. Ramalinga Raju, Chairman — Satyam, said “The strong growth in revenue was accompanied by margin expansion on account of continued rationalization in selling, general and administrative expenses. The broad-based growth across verticals is a noteworthy feature of our performance in Q2. The threshold revenue limit for entry into top 10 has increased by 87% compared to the corresponding quarter last fiscal, indicative of our enhanced intimacy with existing customers”.

Satyam added 27 new customers in Q2, of which 5 are Fortune Global 500 companies increasing its Fortune 500 list to 109. Healthcare has experienced an accelerated sequential growth of 25% whereas the traditionally strong vertical BFSI has seen sequential growth of 28% over Q1. The Telecom vertical has also recorded a robust growth rate of 18%, thus sustaining the double digit growth recorded in the previous two quarters. Net employee addition for the quarter is 1241.

Relentless Globalization

Satyam has been expanding its global footprint to not only offer clients it’s near shore presence but also enhanced global delivery capabilities. This year Satyam has aggressively added new GDCs to take its total GDC count to 20, including GDCs in USA, Canada and Australia. With the launch of operations in Hungary and Brazil, in the next few weeks, Satyam is preparing to actively engage in Europe and Latin America. Apart from the aggressive recruitment drive of new associates in Malaysia, Satyam also strengthened its operations in Bhubaneshwar, Chennai, and Hyderabad, in India.

Commenting on this occasion Mr. Raju said, “We are aggressively pursuing our expansion strategy to explore new markets and to partner with our global customer base, across different geographies. Within the next few weeks our European operations are being strengthened with the addition of a Development Center in Hungary. This will help us address opportunities for near shore services and provide access to East European business markets. To address the Latin American markets we are anchoring our presence in Sao Paulo, Brazil. To support this expansion strategy, we are laying strong emphasis on building a robust Satyam Brand, and on developing seamless global delivery capabilities. We believe this will help us in bringing about higher levels of efficiencies for our customers and reinforce the mutually beneficial partnerships that we have established”.

Nipuna — highlights

During the quarter, Nipuna added 290 associates to take its manpower to 1350 as on September 30, 2004. With the new facility at Hyderabad being operational the total seating capacity has been increased to 1500 seats at the end of Q2. Nipuna added 2 Fortune Global 500 customers taking its total customer count to 16.

About Satyam:

Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 16,800 highly skilled professionals in Satyam work onsite, offshore, offsite or near shore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Malaysia, Singapore, China, Japan and Australia serve over 350 global companies, of which 109 are Fortune Global 500 corporations. The Satyam marketing network spans 45 countries, across six continents. For more information visit us at: www.satyam.com

For clarifications, please contact:

Rajesh G	Sridhar Upadhya
Perfect Relations	Deputy General Manager
Corporate Communications
Satyam Computer Services Ltd.

Phone: +91- 40- 5531-6861	Phone: +91- 40- 5523-7850
Mobile: +91- 98490-42184	Mobile: +91- 98490-97948
E-mail: rajesh@perfectrelations.com	E-mail: sridhar_upadhya@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 6k concerning the fiscal quarter ended June 30, 2004 furnished to the United States Securities Exchange Commission on August 16, 2004 and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

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